BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Company ”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
January 13, 2005

Item 3: Press Release
January 16, 2005

Item 4: Summary of Material Change
The Company reports results from the final seven holes of its drill program at the Rosemont Copper/Molybdenum Project in Arizona. This diamond drill program was designed to test the eastern down dip extension of the Rosemont deposit and to infill existing drill holes and expand the resource.

Item 5: Full Description of Material Change
The Company announces the results of the final 7 holes in the Company’s drilling program from the Rosemont Copper/Molybdenum Project in Arizona. This diamond drill program was designed to test the eastern down-dip extension of the Rosemont deposit and to infill existing drill holes and expand the resource.

Drill Holes	From (m)	To (m)	Intervals (m)	Cu%	Mo%	Ag g/t
AR-2008	177.4	511.8	334.4	0.47	0.013	4.1
Includes	177.4	214.0	36.6	0.89	0.033	5.5
AR-2009	423.0	504.7	81.7	0.83	0.008	7.3
AR-2010	247.8	453.8	206.0	0.78	0.017	11.0
	512.1	549.6	36.5	0.69	0.015	4.9
AR-2011	279.8	439.8	160.0	0.73	0.014	12.1
	537.4	587.7	50.3	0.87	0.010	12.1
AR-2012	244.9	449.0	204.1	0.74	0.018	6.5
AR-2013	313.0	384.7	71.7	0.68	0.012	5.3
AR-2014	316.1	495.6	179.5	0.78	0.026	5.1

“The results of this program have been outstanding, as they verify the high quality and the excellent consistency of the deposit” say Mike Clarke, VP exploration of Augusta. He adds, “We are now rapidly moving forward with modeling and the resource analysis” The drilling program completed in December 2005, has been successful in extending the ore zone and verifying the geologic model for the deposit. This new drilling was designed to provide sufficient drill density in order to maximize the measured and indicated resource that would fall within the boundaries of a floating cone pit optimization. Total drilling on the deposit now stands at 78,720 meters.

Complete plan maps and sections of the current and historic drill results can be found on the Company’s website www.augustaresource.com.

The Company remains on track to complete a NI 43-101 compliant resource estimate and Technical Report filing in January 2006 and to complete the pre-feasibility study and Mineral Reserve statement in the first quarter of 2006.

All assay work was conducted by Skyline Labs of Tucson, Arizona, and appropriate standards and blanks were inserted into the sample batches before submission to the lab.

Qualified Person
These drill results have been prepared under the guidance and supervision of Mike Clarke, VP Exploration for Augusta Resource. Dr. Clarke, who is the designated Qualified Person, has a Ph.D. in Geology, over thirty years of international industry experience and the ability and authority to verify the data herein.

About the Company
Augusta is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 50 km southeast of Tucson, Arizona, and contains three known potentially open-pit mineable copper/molybdenum (“Cu/Mo”) skarn deposits. Over 70,713.6 historical meters of diamond drilling has been conducted outlining approximately 5 billion pounds of copper within a historical estimate of 400,705,100 tons of 0.64% Cu,0.018% Mo and 0.25 ounces per ton silver. The Company has not yet completed the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore the resource figures should not be relied upon by investors. Augusta has additional exploration properties in Nevada and New Mexico. The Company is traded on the Canadian TSX Venture Exchange under the symbol ARS.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 16th day of January 2006.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary